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                             May 20, 2024

       Mark Boelke
       Chief Financial Officer
       Entravision Communications Corp
       2425 Olympic Boulevard, Suite 6000 West
       Santa Monica, California 90404

                                                        Re: Entravision
Communications Corp
                                                            10-K filed March
14, 2024
                                                            10-Q filed May 2,
2024
                                                            8-K filed May 2,
2024
                                                            File No. 001-15997

       Dear Mark Boelke:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the fiscal quarter ended March 31, 2024

       Management's Discussion and Analysis of Financial Conditions and Results of Operations
       Three-Month Periods ended March 31, 2024 and 2023, page 28

   1. When more than one factor is responsible for the change in an income statement line item, quantify each of the
contributing factors, including any offsetting amounts. Please ensure this change is made
throughout your MD&A. Provide us with your proposed future
                                                        disclosure.
       Liquidity and Capital Resources
       Cash Flow, page 34

   2. We note your current discussion of cash flows from operating activities replicates line items disclosed in your
cash flow statement. Please expand your analysis to provide a detailed discussion of
the underlying reasons for the fluctuations in cash flows from operations.
 Mark Boelke
Entravision Communications Corp
May 20, 2024
Page 2
Form 8-K filed May 2, 2024

Exhibit 99.1, page 1

3. Please revise your press release, including the Unaudited Financial Highlights section, to present the most directly comparable GAAP-basis measures more prominently than your non-GAAP measures consolidated EBITDA and Free cash flow. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K and Non-GAAP Financial Measures Compliance and
         Disclosure Interpretation, Question 102.10(a).
4.       You state the most directly comparable GAAP measure for consolidated
EBITDA and
         free cash flow is operating cash flows. As such, please begin your reconciliations with operating cash flows. In addition, revise to more clearly explain why these non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i) of Regulation S-K and Non-GAAP
         Financial Measures Compliance and Disclosure Interpretation, Question 102.10(b).
         Provide us with your proposed future disclosure.
5. As you have identified operating cash flows as the most directly comparable GAAP measure for consolidated EBITDA, explain why you have provided a reconciliation to Net income (loss) attributable to common stockholders. If your presentation is based on the terms of your credit agreement, tell us how you considered Non-GAAP Financial
         Measures Compliance and Disclosure Interpretation, Question 102.09.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMark Boelke                                 Sincerely,
Comapany NameEntravision Communications Corp
                                                              Division of
Corporation Finance
May 20, 2024 Page 2                                           Office of
Technology
FirstName LastName